UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON DC 20549
                                 (Rule 13d-102)

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(b)
                                (Amendment No. )

                               theglobe.com, inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88335R 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                FEBRUARY 23, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

CUSIP No. 88335R 10 1                                          Page 2 of 4 Pages

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Yale Brozen and Christina Brozen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)  [ ]
                                                            (b)  [ ]

3.   SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF
SHARES         5.  SOLE VOTING POWER         1,856,377
BENEFICIALLY   6.  SHARED VOTING POWER               0
OWNED BY EACH  7.  SOLE DISPOSITIVE POWER    1,314,404
REPORTING      8.  SHARED DISPOSITIVE POWER          0
PERSON WITH

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,856,377

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9)               [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     6.5%

12. TYPE OF REPORTING PERSON  (See Instructions)
    IN

                                       PAGE 3 OF 4 PAGES

                                     SCHEDULE 13G

1(a).  NAME OF ISSUER:

       theglobe.com, inc.

 (b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       31 West 21st Street, New York, New York  10010

2(a).  NAME OF PERSON FILING:

       Yale Brozen and Christina Brozen

 (b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

       Route 100, Rochester VT

 (c).  CITIZENSHIP:

       United States

 (d).  TITLE OF CLASS OF SECURITIES:

       Common Stock, par value $0.001 per share

 (e).  CUSIP NO.:  88335R 10 1

3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

       Not applicable

4.     OWNERSHIP:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: 1,856,377
                                   ----------
     (b) Percent of class:  6.5%
                           -----
     (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote 1,856,377,
                                                       ---------
         (ii) Shared power to vote or to direct the vote     0     ,
                                                         ----------
        (iii) Sole power to dispose or to direct the disposition of 1,314,404,
                                                                    ---------
         (iv) Shared power to dispose     0    .
                                      ---------

                                                             PAGE 4 OF 4 PAGES

5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable

6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

9.   NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

10.   CERTIFICATION.

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          March 3, 2000
                                                     ----------------------
                                                              Date


                                                       /s/ Yale Brozen
                                                     ----------------------
                                                           YALE BROZEN



                                                     /s/ Christina Brozne
                                                     ----------------------
                                                         CHRISTINA BROZEN